IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

RECD S.E.C.
FEB 2 1 2002
080

02017119

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE ACCEPTANCE CORP.	0000834163
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for February 21, 2002	333-~~65554~~ 2 2364
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)
	33-22364

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
FEB 27 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 21, 2002.

CREDIT SUISSE FIRST BOSTON MORTGAGE ACCEPTANCE CORP.

By: Brian L. Simons
Name: Brian L. Simons
Title: Vice President

NY1 5149060v1

Exhibit Index

NY1 5149060v1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE ACCEPTANCE CORP.
Credit Suisse First Boston Mortgage Acceptance Corp.,
CSFB Mortgage Pass-Through Certificates, Series 2002-HE4

DERIVED INFORMATION 2/19/02

$29,300,000 (Notional)
Bonds Offered

CSFB Trust Series 2002-HE4
Class A-F-IO

Credit Suisse First Boston Mortgage Acceptance Corp.
Depositor

U.S. Bank, N.A.
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Class A-F-IO

Price to Yield Table

CSFB 2002-HE4	Settle Date: 02/27/2002					
Class A-F-IO	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Call?	Y	Y	Y	Y	Y	Y
Cum Losses	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
4.51570	8.05	8.05	8.05	8.05	8.05	8.05
4.52070	7.91	7.91	7.91	7.91	7.91	7.91
4.52570	7.76	7.76	7.76	7.76	7.76	7.76
4.53070	7.62	7.62	7.62	7.62	7.62	7.62
4.53570	7.47	7.47	7.47	7.47	7.47	7.47
4.54070	7.33	7.33	7.33	7.33	7.33	7.33
4.54570	7.18	7.18	7.18	7.18	7.18	7.18
4.55070	7.04	7.04	7.04	7.04	7.04	7.04
4.55570	6.89	6.89	6.89	6.89	6.89	6.89
4.56070	6.75	6.75	6.75	6.75	6.75	6.75
4.56570	6.60	6.60	6.60	6.60	6.60	6.60
4.57070	6.46	6.46	6.46	6.46	6.46	6.46
4.57570	6.32	6.32	6.32	6.32	6.32	6.32
4.58070	6.18	6.18	6.18	6.18	6.18	6.18
4.58570	6.03	6.03	6.03	6.03	6.03	6.03
4.59070	5.89	5.89	5.89	5.89	5.89	5.89
4.59570	5.75	5.75	5.75	5.75	5.75	5.75
4.60070	5.61	5.61	5.61	5.61	5.61	5.61
4.60570	5.47	5.47	5.47	5.47	5.47	5.47
4.61070	5.33	5.33	5.33	5.33	5.33	5.33
4.61570	5.19	5.19	5.19	5.19	5.19	5.19
4.62070	5.05	5.05	5.05	5.05	5.05	5.05
4.62570	4.91	4.91	4.91	4.91	4.91	4.91
4.63070	4.77	4.77	4.77	4.77	4.77	4.77
4.63570	4.63	4.63	4.63	4.63	4.63	4.63
4.64070	4.49	4.49	4.49	4.49	4.49	4.49
4.64570	4.35	4.35	4.35	4.35	4.35	4.35
4.65070	4.22	4.22	4.22	4.22	4.22	4.22
4.65570	4.08	4.08	4.08	4.08	4.08	4.08
4.66070	3.94	3.94	3.94	3.94	3.94	3.94
4.66570	3.80	3.80	3.80	3.80	3.80	3.80
4.67070	3.67	3.67	3.67	3.67	3.67	3.67
4.67570	3.53	3.53	3.53	3.53	3.53	3.53
Average Life (Years)	0.94	0.94	0.94	0.94	0.94	0.94

6

CLASS A-F-IO NOTIONAL SCHEDULE

Distribution Date	Class A-F-IO Notional Balance
Mar-02	29,300,000.00
Apr-02	27,100,000.00
May-02	25,100,000.00
Jun-02	23,300,000.00
Jul-02	21,500,000.00
Aug-02	19,900,000.00
Sep-02	18,500,000.00
Oct-02	17,100,000.00
Nov-02	15,800,000.00
Dec-02	14,600,000.00
Jan-03	13,600,000.00
Feb-03	12,500,000.00
Mar-03	11,600,000.00
Apr-03	10,700,000.00
May-03	10,000,000.00
Jun-03	9,200,000.00
Jul-03	8,500,000.00
Aug-03	7,900,000.00
Sep-03	7,300,000.00
Oct-03	6,800,000.00
Nov-03	6,300,000.00
Dec-03	5,800,000.00
Jan-04	5,400,000.00
Feb-04	5,000,000.00
Mar-04 & thereafter	-

DERIVED INFORMATION 2/21/02

$29,300,000 (Notional) Bonds Offered

CSFB Trust Series 2002-HE4 Class A-F-IO

Credit Suisse First Boston Mortgage Acceptance Corp.
Depositor

U.S. Bank, N.A.
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Class A-F-IO

Price to Yield Table

CSFB 2002-HE4	Settle Date: 02/27/2002			
Class A-F-IO	**80 CPR**	**86 CPR**	**70 CPR**	**73 CPR**
Call?	No	No	Yes	Yes
Cum Losses	0.00%	0.00%	0.00%	0.00%
4.58460	6.07	1.18	6.07	1.75
4.58585	6.03	1.15	6.03	1.71
4.58710	5.99	1.11	5.99	1.68
4.58835	5.96	1.07	5.96	1.64
4.58960	5.92	1.04	5.92	1.60
4.59085	5.89	1.00	5.89	1.57
4.59210	5.85	0.97	5.85	1.53
4.59335	5.82	0.93	5.82	1.50
4.59460	5.78	0.90	5.78	1.46
4.59585	5.75	0.86	5.75	1.42
4.59710	5.71	0.82	5.71	1.39
4.59835	5.68	0.79	5.68	1.35
4.59960	5.64	0.75	5.64	1.32
4.60085	5.61	0.72	5.61	1.28
4.60210	5.57	0.68	5.57	1.25
4.60335	5.54	0.65	5.54	1.21
4.60460	**5.50**	**0.61**	**5.50**	**1.17**
4.60585	5.46	0.58	5.46	1.14
4.60710	5.43	0.54	5.43	1.10
4.60835	5.39	0.50	5.39	1.07
4.60960	5.36	0.47	5.36	1.03
4.61085	5.32	0.43	5.32	1.00
4.61210	5.29	0.40	5.29	0.96
4.61335	5.25	0.36	5.25	0.92
4.61460	5.22	0.33	5.22	0.89
4.61585	5.18	0.29	5.18	0.85
4.61710	5.15	0.26	5.15	0.82
4.61835	5.11	0.22	5.11	0.78
4.61960	5.08	0.19	5.08	0.75
4.62085	5.04	0.15	5.04	0.71
4.62210	5.01	0.11	5.01	0.68
4.62335	4.97	0.08	4.97	0.64
4.62460	4.94	0.04	4.94	0.60
Avg Life (Years)	**0.94**	**0.94**	**0.94**	**0.94**

9

CLASS A-F-IO NOTIONAL SCHEDULE

Distribution Date	Class A-F-IO Notional Balance
Mar-02	29,300,000.00
Apr-02	27,100,000.00
May-02	25,100,000.00
Jun-02	23,300,000.00
Jul-02	21,500,000.00
Aug-02	19,900,000.00
Sep-02	18,500,000.00
Oct-02	17,100,000.00
Nov-02	15,800,000.00
Dec-02	14,600,000.00
Jan-03	13,600,000.00
Feb-03	12,500,000.00
Mar-03	11,600,000.00
Apr-03	10,700,000.00
May-03	10,000,000.00
Jun-03	9,200,000.00
Jul-03	8,500,000.00
Aug-03	7,900,000.00
Sep-03	7,300,000.00
Oct-03	6,800,000.00
Nov-03	6,300,000.00
Dec-03	5,800,000.00
Jan-04	5,400,000.00
Feb-04	5,000,000.00
Mar-04 & thereafter	-